Filed Pursuant to Rule 433
Dated August 9, 2010
Registration Statement No. 333-162451
Relating to
Preliminary Prospectus Supplement Dated August 9, 2010 to
Prospectus dated October 13, 2009
Developers Diversified Realty Corporation
7.875% Notes due 2020
Term sheet dated August 9, 2010

Issuer:	Developers Diversified Realty Corporation

Security:	7.875% notes due September 1, 2020

Size:	$300,000,000 aggregate principal amount

Maturity Date:	September 1, 2020

Interest Payment Dates:	March 1 and September 1, beginning March 1, 2011

Benchmark Treasury:	3.500% due May 15, 2020

Benchmark Treasury Yield and Price:	2.822%; 105-24

Yield to Maturity:	8.000%

Spread to Benchmark Treasury:	T+517.8 basis points

Coupon (Interest Rate):	7.875% per year

Price to Public:	99.139% of principal amount, plus accrued interest, if any, from the Settlement Date

Trade Date:	August 9, 2010

Settlement Date:	T+3; August 12, 2010

Redemption Provision:	Make whole call at any time based on U.S. Treasury plus 50 basis points (0.50%)

CUSIP/ISIN:	251591AV5/US251591AV56

Expected Ratings (Moody’s/S&P/Fitch):	Baa3 (negative)/BB (negative)/BB (stable)

Joint Book-Running Managers:	J.P. Morgan Securities Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc., PNC Capital Markets LLC, Scotia Capital (USA) Inc., U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC, Goldman, Sachs & Co., KeyBanc Capital Markets Inc., Mitsubishi UFJ Securities (USA), Inc., Morgan Keegan & Company, Inc., RBC Capital Markets Corporation, RBS Securities Inc., Santander Investment Securities Inc., UBS Investment Bank

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security
The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or by email at prospectus.specialrequests@wachovia.com.